UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36200

OXFORD IMMUNOTEC GLOBAL PLC
(Exact name of registrant as specified in its charter)

94C Innovation Drive, Milton Park
Abingdon OX14 4RZ, United Kingdom
+44 (0) 1235 442780
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Ordinary shares, £0.006705 nominal value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Oxford Immunotec Global PLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: March 18, 2021	OXFORD IMMUNOTEC GLOBAL PLC

	By:	/s/ Peter Wrighton-Smith
Name: Peter Wrighton-Smith, Ph.D.
Title: Chief Executive Officer